FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 12, 2013

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Cellcom Israel Announces Third Quarter 2013 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Financial Statements as at September 30, 2013

Item 1

CELLCOM ISRAEL ANNOUNCES
THIRD QUARTER 2013 RESULTS
------------------------

Cellcom Israel presents an increase in EBITDA compared with the previous quarter despite the high level of competition in the cellular market

Cellcom Israel declares a dividend of NIS 0.85 per share (totals approx. NIS 85 million)

-----

Third Quarter 2013 Highlights (compared to third quarter of 2012):

▪	Free cash flow1 decreased 6.0% to NIS 389 million ($110 million)

▪	Total Revenues decreased 15.5% to NIS 1,224 million ($346 million)

▪	Service revenues decreased 11.8% to NIS 1,013 million ($286 million)

▪	EBITDA1 decreased 19.3% to NIS 347 million ($98 million)

▪	EBITDA margin 28.3%, down from 29.7%

▪	Operating income decreased 27.6% to NIS 173 million ($49 million)

▪	Net income decreased 58.1% to NIS 52 million ($15 million)

▪	Cellular subscriber base totaled approx. 3.156 million subscribers (at the end of September 2013)

Netanya, Israel – November 12, 2013 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group"), announced today its financial results for the third quarter of 2013. Revenues for the third quarter of 2013 totaled NIS 1,224 million ($346 million); EBITDA for the third quarter of 2013 totaled NIS 347 million ($98 million), or 28.3% of total revenues for the quarter; and net income for the third quarter of 2013 totaled NIS 52 million ($15 million). Basic earnings per share for the third quarter of 2013 totaled NIS 0.53 ($0.15).

Commenting on the third quarter's results, Nir Sztern, the Company's Chief Executive Officer, said: "Even in this quarter of intensified competition, the Company continues to present improvement in its operational results compared with the previous quarter. EBITDA, operating profit and free cash flow increased compared with the previous quarter and service revenues were maintained at a similar level as in the previous quarter. This is the second consecutive quarter of increase in EBITDA after four quarters of decrease. The improved results are the result of our continued efficiency measures

1 Please see "Use of Non-IFRS financial measures" section in this press release.

and a seasonal increase in revenues from roaming services, which were partially offset by the ongoing price erosion."

Regarding market competition, Nir Sztern noted: "Cellcom Israel continues to follow its strategy since the merger with Netvision and bases itself as a communications group. In the last quarter we launched a significant marketing campaign offering the group's cellular customers free home landline telephony for one year. This is a significant milestone for the future competition in the landline market, which constitutes one of the Company's growth engines, and we believe in the regulator's willingness to encourage real competition in this market.

During the last year and a half we acted vigorously to strengthen the Company's equity structure and repaid approximately NIS 1.3 billion to our debentures holders. As of the end of the third quarter we had cash balances of over NIS 1.3 billion."

Shlomi Fruhling, Chief Financial Officer, commented: "Despite the improvement in operational results in the third quarter this year compared with the previous quarter, net income decreased as a result of an increase in financing expenses and in tax expenses. The increase in financing expenses resulted mainly from an increase in CPI (Consumer Price Index) linkage expenses, related to the Company's debentures, due to a higher inflation, and the increase in tax expenses resulted from a one-time deferred tax expense of approximately NIS 7 million recorded in the third quarter this year following the enactment of a law, increasing the corporate tax rate to 26.5% commencing 2014.

In the third quarter of 2013 we generated free cash flow of NIS 389 million, a 12.8% increase compared with the previous quarter. The increase in free cash flow is mainly due to the ongoing efficiency measures implemented during the past year and savings in capital expenditure.

The Company's board of directors decided to distribute a cash dividend in the aggregate amount of approximately NIS 85 million out of the Company's existing retained earnings, after five consecutive quarters in which it did not distribute dividends in order to strengthen its balance sheet. During that period, the Company reduced its debt level by over NIS 1.1 billion. This decision does not indicate on dividend distribution in future quarters, and any such decision shall be examined according to the future market conditions and the Company's needs."

Main Consolidated Financial Results:

Q3/2013	Q3/2012	% Change	Q3/2013	Q3/2012
NIS millions			US$ millions (convenience translation)
Total revenues	1,224	1,448	(15.5%)	346.1	409.4
Operating Income	173	239	(27.6%)	48.9	67.6
Net Income	52	124	(58.1%)	14.7	35.1
Free cash flow	389	414	(6.0%)	110.0	117.0
EBITDA	347	430	(19.3%)	98.1	121.6
EBITDA, as percent of total revenues	28.3%	29.7%	(4.7%)

Main Financial Data by Companies:

	Cellcom Israel without Netvision	Netvision (*)	Consolidation adjustments (**)	Consolidated results
	Q3/2013
	NIS millions
Total revenues	994	257	(27)	1,224
Service revenues	789	251	(27)	1,013
Equipment revenues	205	6	-	211
Operating Income	159	33	(19)	173
EBITDA	286	61	-	347
EBITDA, as percent of total revenues	28.8%	23.7%		28.3%

(*)	Netvision Ltd. and its subsidiaries.

(**)	Include inter-company revenues between Cellcom Israel and Netvision, and amortization expenses attributable to the merger.

Main Performance Indicators (data refers to cellular subscribers only):

	Q3/2013	Q3/2012	Change (%)
Cellular subscribers at the end of period (in thousands)	3,156	3,338	(5.5%)
Churn Rate for cellular subscribers (in %)	8.9%	8.6%	3.5%
Monthly cellular ARPU (in NIS)	79.6	86.7	(8.2%)
Average Monthly cellular MOU (in minutes)	461	399	15.5%

Financial Review

Revenues for the third quarter of 2013 decreased 15.5% totaling NIS 1,224 million ($346 million), compared to NIS 1,448 million ($409 million) in the third quarter last year. The decrease in revenues is attributed mainly to an 11.8% decrease in service revenues, which totaled NIS 1,013 million ($286 million) in the third quarter of 2013 as compared to NIS 1,148 million ($325 million) in the third quarter of 2012. The decrease in revenues also resulted from a 29.7% decrease in equipment revenues, which totaled NIS 211 million ($60 million) in the third quarter of 2013 as compared to NIS 300 million ($85 million) in the third quarter of 2012. Netvision's contribution to revenues for the third quarter of 2013 totaled NIS 230 million ($65 million) (excluding inter-company revenues) compared to NIS 261 million ($74 million) in the third quarter of 2012.

The decrease in service revenues for the third quarter of 2013 resulted mainly from a decrease in cellular services revenues, due to the ongoing erosion in the price of these services as a result of the intensified competition in the cellular market. The decrease in service revenues also resulted from a decrease in revenues from international calls services, internet services (ISP) and roaming services, which was partially offset by an increase in revenues from hosting operators on the Company's communications networks. Netvision's contribution to service revenues for the third quarter of 2013 totaled NIS 224 million ($63 million) (excluding inter-company revenues) compared to NIS 246 million ($70 million) in the third quarter of 2012. The decrease in Netvision's contribution to service revenues resulted mainly from a decrease in revenues from internet services (ISP) and international calls services in the third quarter of 2013 compared with the third quarter last year.

The decrease in equipment revenues for the third quarter of 2013 resulted from an approximately 30% decrease in the number of cellular handsets sold during the third quarter of 2013 compared with the third quarter of 2012. Netvision's contribution to equipment revenues for the third quarter of 2013 totaled NIS 6 million ($2 million), compared to NIS 15 million ($4 million) in the third quarter of 2012.

Cost of revenues for the third quarter of 2013 totaled NIS 745 million ($211 million), compared to NIS 853 million ($241 million) in the third quarter of 2012, a 12.7% decrease. This decrease resulted mainly from a decrease in costs associated with the sale of cellular handsets, primarily as a result of a decrease in the number of cellular handsets sold during the third quarter of 2013 as compared with the third quarter of 2012. The decrease in cost of revenues also resulted from a decrease in the cost of content and in payroll expenses mainly as a result of efficiency measures.

Gross profit for the third quarter of 2013 decreased 19.5% to NIS 479 million ($135 million), compared to NIS 595 million ($168 million) in the third quarter of 2012. Gross profit margin for the third quarter of 2013 amounted to 39.1%, down from 41.1% in the third quarter of 2012.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the third quarter of 2013 decreased 14.6% to NIS 304 million ($86 million), compared to NIS 356 million ($101 million) in the third quarter of 2012. This decrease is primarily the result of the efficiency measures implemented by the Company, which led to a decrease in payroll expenses and other expenses. The decrease in SG&A expenses also resulted from a decrease in depreciation and amortization expenses and sales commissions.

Operating income for the third quarter of 2013 decreased 27.6% to NIS 173 million ($49 million) from NIS 239 million ($68 million) in the third quarter of 2012.

EBITDA for the third quarter of 2013 decreased 19.3% totaling NIS 347 million ($98 million) compared to NIS 430 million ($122 million) in the third quarter of 2012. Netvision's contribution to the EBITDA for the third quarter of 2013 totaled NIS 61 million ($17 million), compared to NIS 75 million ($21 million) in the third quarter of 2012. EBITDA for the third quarter of 2013, as a percent of third quarter revenues, totaled 28.3%, down from 29.7% in the third quarter of 2012.

Financing expenses, net for the third quarter of 2013 increased 43.8% and totaled NIS 92 million ($26 million), compared to NIS 64 million ($18 million) in the third quarter of 2012. The increase resulted mainly from a decrease in gains on hedging transactions and an increase in Israeli Consumer Price Index (CPI) linkage expenses, associated with the Company's debentures, due to increased inflation. The increase in financing expenses, net, also resulted from a decrease in gains on the Company's investment in tradable debentures and a decrease in interest income on deposits mainly due to a decrease in the interest rate in the market during the third quarter of 2013 as compared with the third quarter of last year. These effects were partially offset by a decrease in interest expenses, associated with the Company's debentures, due to a decrease in debt level during the past year.

Net Income for the third quarter of 2013 totaled NIS 52 million ($15 million), compared to NIS 124 million ($35 million) in the third quarter of 2012, a 58.1% decrease. This decrease is primarily the result of the erosion in the price of cellular services during the past year and the significant decrease in equipment revenues, as well as the increase in financing expenses, net. The decrease in net income also resulted from a one-time deferred tax expense in the amount of approximately NIS 7 million ($2 million) following the enactment of a law in July 2013 increasing corporate tax rate to 26.5% commencing 2014.

Basic earnings per share for the third quarter of 2013 totaled NIS 0.53 ($0.15), compared to NIS 1.25 ($0.35) in the third quarter last year.

Operating Review (data refers to cellular subscribers only)

Cellular subscriber base – at the end of the third quarter of 2013 the Company had approximately 3.156 million cellular subscribers. During the third quarter of 2013 the Company's cellular subscriber base increased by approximately 5,000 net cellular subscribers, all of them post-paid subscribers.

Cellular Churn Rate for the third quarter 2013 totaled to 8.9%, compared to 8.6% in the third quarter of 2012. The cellular churn rate continues to be affected by the intensified competition in the cellular market, especially following the entry of the new operators to the cellular market during the second quarter of 2012.

Average monthly cellular Minutes of Use per subscriber ("MOU") for the third quarter 2013 totaled 461 minutes, compared to 399 minutes in the third quarter of 2012, an increase of 15.5%. The increase in MOU primarily resulted from subscribers' transition to marketing plans, which include unlimited air time minutes.

The monthly cellular Average Revenue per User ("ARPU") for the third quarter 2013 totaled NIS 79.6 ($22.5), compared to NIS 86.7 ($24.5) in the third quarter of 2012, a decrease of 8.2%. The decrease in ARPU resulted, among others, from the erosion in the price of cellular services during the past year, resulting from the intensified competition in the cellular market.

Financing and Investment Review

Cash Flow

Free cash flow for the third quarter of 2013, decreased 6.0% to NIS 389 million ($110 million), compared to NIS 414 million ($117 million) in the third quarter of 2012. The decrease in free cash flow mainly resulted from a decrease in proceeds from customers due to the decrease in revenues in the third quarter of 2013 compared with the third quarter of 2012, resulting from the intensified competition in the cellular market. This decrease was partially offset by a decrease in payments to vendors, among others, as a result of streamlining of various expenses, and a decrease in payments for acquisition of fixed assets.

Total Equity

Total Equity as of September 30, 2013 amounted to NIS 690 million ($195 million), primarily consisting of accumulated undistributed retained earnings of the Company.

Investment in Fixed Assets and Intangible Assets

During the third quarter of 2013, the Company invested NIS 68 million ($19 million) in fixed assets and intangible assets (including, among others, rights of use of communication lines and investments in information systems and software), compared to NIS 99 million ($28 million) in the third quarter of 2012.

Dividend

On November 12, 2013, the Company's board of directors declared a cash dividend in the amount of NIS 0.85 per share, and in the aggregate amount of approximately NIS 85 million (the equivalent of approximately $0.24 per share and approximately $24 million in the aggregate, based on the representative rate of exchange on November 8, 2013; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on December 10, 2013), subject to withholding tax described below, out of the Company's existing retained earnings. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on November 27, 2013. The payment date will be December 12, 2013. According to the Israeli tax law, the Company will deduct at source 25% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The dividend per share that the Company will pay does not indicate on future dividend distributions or their level, which can change at any time in accordance with the Company’s dividend policy. A dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2012 on Form 20-F, under “Item 8 - Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”.
In making the decision of dividend distribution, the Company's board of directors considered and determined the following: (1) the distribution complies with the Profit Test given that the Company's existing retained earnings, as such term is defined in the applicable Israeli law, as of September 30, 2013 (NIS 701 million) exceeds the amount of dividend declared (and after the reduction of the dividend declared will total approximately NIS 616 million); (2) the distribution complies with the Solvency Test after considering the Company's financial condition, including the Company's free cash flow, the Company's financial debt balance, the Company's net debt, including the Company's investment portfolio, the Company's forecasted cash flows for the years 2013-2015 and the Company's ability to raise additional debt; (3) the distribution complies with the license limitation, the Company's financial covenants and additional undertakings related to dividend distribution; (4) the distribution of the dividend shall not materially adversely affect the Company's financial condition, including the Company's capital structure, leverage level, liquidity, the fulfillment of the Company's undertakings and the Company's ability to continue the Company's operation as conducted prior to the distribution of the dividend declared, including the Company's ability to fulfill its investments plans. In making the aforementioned determinations, which involve forecasts, the board assumed (a) the Company will continue to be leveraged at a rate complying with the Company's covenants and undertakings; and (b) market and regulation conditions will not change drastically.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of September 30, 2013, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the third quarter of 2013 and subsequent to the end of the reporting period

Regulation

National Roaming Agreement – Following the Anti Trust Commissionaire's issuance of an exemption from the requirement to receive an approval to restrictive arrangements in September 2013, the Company will be the exclusive provider of national roaming services to Golan Telecom Ltd. for the duration of the agreement.

Network Sharing Agreement – In November 2013, Partner Communications Ltd. announced it has entered a network sharing agreement with Hot Mobile Ltd. for a term of 15 years, according to which the two companies will create a 50%-50% joint venture, which would operate and develop a cellular network that will be shared by both companies. As an intermediate phase until no later than December 31, 2016, Partner granted Hot Mobile, when possible, rights of use of its cellular network in order to supplement Hot Mobile's network coverage. According to the announcement, the scope and terms of the agreement are subject to approvals by the Israeli authorities, including the Antitrust Authority.

For additional details regarding the national roaming agreement and network sharing agreement see the Company's most recent annual report on Form 20-F for the year ended December 31, 2012, under “Item 3. Key Information – D. Risk Factors – Risks related to our business –We face intense competition in all aspects of our business” as well as under “Item 4. Information on the Company – B. Business Overview –Competition" and “Government Regulations –– Additional UMTS Operators”.

International Communications Services – In October 2013 the Ministry of Communications published a hearing regarding a change to the International Communications Services Regulation. The hearing proposes, among others, that such services shall be provided by the landline operators and cellular operators themselves and not through a separate company, as required today. The approval of such proposed change may also cause the annulment of structural limitations currently imposed on the Bezeq and Hot groups in relation to the International Communications services, even before the creation of a landline wholesale market. In addition, it is proposed that such services may be provided by the holders of a special license for the provision of International Communications services which will neither be obligated to provide service to anyone so requesting nor to all the countries in the world, and to annul the restrictions on the cooperation between cellular operators and international communications services operators in relation to prepaid calling cards.

For additional details see the Company's most recent annual report on form 20-F for the year ended on December 31, 2012, filed on March 4, 2013 under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We operate in a heavily regulated industry, which can harm our results of operation. In recent years, regulation in Israel has materially adversely affected our results", " - We face intense competition in all aspects of our business", "- Risks related to our wholly owned subsidiary Netvision – changes in the regulatory environment could adversely affect Netvision's business", under “Item 4. Information on the Company – B. Business Overview - Competition”, "– Government Regulations – Long Distance Services" and under "NETVISION – Telephony Business – Competition".

Broadband Infrastructure Services - In August 2013, I.B.C. Israel Broadband Company (2013) Ltd., a company owned by the Israeli Electric Company, or IEC, and an international group led by Via Europa, received licenses for the provision of broadband infrastructure services on the IEC's optic fibers infrastructure to other licenses holders as well as directly to large business customers.
For additional details see the Company's most recent annual report on form 20-F for the year ended on December 31, 2012, filed on March 4, 2013 under “Item 4. Information on the Company – B. Business Overview - The Telecommunications Industry in Israel - Wireline Services - Broadband and Internet services", under "Cellular Service and Products – Landline Services" and under –"- Competition".

Organization of Employees

In September 2013, following the previously reported notices received from the Histadrut, an Israeli labor union, claiming the required minimum number of employees for the recognition of a representing labor union joined the Histadrut, the Company, after verifying the joining of the minimum required by law, has recognized the Histadrut as the Company's and Netvision's employees representing labor union and has commenced negotiations regarding a collective employment agreement with the employees' representatives.

Compensation Policy

In September 2013, the Company's Extraordinary General Meeting of Shareholders, or the Meeting, approved the Company’s Compensation Policy.

For more information, please see the Company’s Proxy Statement relating to the Meeting, which was filed on Form 6-K on August 5, 2013 and the Company's immediate report filed on Form 6-K on September 3, 2013.

Conference Call Details

The Company will be hosting a conference call regarding its results for the third quarter on Tuesday, November 12, 2013 at 10:00 am EST, 07:00 am PST, 15:00 GMT, 17:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553	UK Dial-in Number: 0 800 917 5108

Israel Dial-in Number: 03 918 0644	International Dial-in Number: +972 3 918 0644

at: 10:00 am Eastern Time; 07:00 am Pacific Time; 15:00 UK Time; 17:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.156 million subscribers (as at September 30, 2013) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2012.
Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.537 = US$ 1 as published by the Bank of Israel for September 30, 2013.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See the reconciliation note in this Press Release.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position

			Convenience
			translation
			into US dollar
	September 30,	September 30,	September 30,	December 31,
	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	1,139	827	234	1,414
Current investments, including derivatives	493	511	145	493
Trade receivables	1,912	1,790	506	1,856
Other receivables	87	76	21	67
Inventory	125	89	25	112

Total current assets	3,756	3,293	931	3,942

Trade and other receivables	1,291	904	256	1,219
Property, plant and equipment, net	2,084	1,907	539	2,077
Intangible assets, net	1,552	1,418	401	1,515
Deferred tax assets	60	25	7	34

Total non- current assets	4,987	4,254	1,203	4,845

Total assets	8,743	7,547	2,134	8,787

Liabilities
Current maturities of debentures and long term loans and short term credit	1,142	1,101	311	1,129
Trade payables and accrued expenses	859	608	172	827
Current tax liabilities	114	69	20	87
Provisions	169	181	51	175
Other payables, including derivatives	424	361	102	492

Total current liabilities	2,708	2,320	656	2,710

Long-term loans from banks	10	5	2	10
Debentures	5,399	4,337	1,226	5,368
Provisions	21	21	6	21
Other long-term liabilities	35	12	3	21
Liability for employee rights upon retirement, net	13	16	5	12
Deferred tax liabilities	157	146	41	145

Total non- current liabilities	5,635	4,537	1,283	5,577

Total liabilities	8,343	6,857	1,939	8,287

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	3	(15)	(4)	(12)
Retained earnings	395	701	198	509

Non-controlling interests	1	3	1	2

Total equity	400	690	195	500

Total liabilities and equity	8,743	7,547	2,134	8,787

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

	For the nine months ended September 30,		Convenience translation into US dollar For the nine months ended September 30,	For the three months ended September 30,		Convenience translation into US dollar For the three months ended September 30,	For the year ended December 31,
	2012	2013	2013	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Revenues	4,531	3,718	1,051	1,448	1,224	346	5,938
Cost of revenues	(2,590)	(2,278)	(644)	(853)	(745)	(211)	(3,463)

Gross profit	1,941	1,440	407	595	479	135	2,475

Selling and marketing expenses	(671)	(522)	(148)	(215)	(166)	(47)	(865)
General and administrative expenses	(474)	(438)	(124)	(141)	(138)	(39)	(629)
Other income (expenses), net	-	1	-	-	(2)	-	4

Operating profit	796	481	135	239	173	49	985

Financing income	149	118	33	66	36	10	181
Financing expenses	(366)	(334)	(94)	(130)	(128)	(36)	(440)
Financing expenses, net	(217)	(216)	(61)	(64)	(92)	(26)	(259)

Profit before taxes on income	579	265	75	175	81	23	726

Taxes on income	(161)	(79)	(22)	(51)	(29)	(8)	(195)
Profit for the period	418	186	53	124	52	15	531
Attributable to:
Owners of the Company	418	185	53	124	52	15	530
Non-controlling interests	-	1	-	-	-	-	1
Profit for the period	418	186	53	124	52	15	531

Earnings per share
Basic earnings per share (in NIS)	4.20	1.87	0.53	1.25	0.53	0.15	5.34

Diluted earnings per share (in NIS)	4.20	1.85	0.52	1.25	0.52	0.15	5.33

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

	For the nine months ended September 30,		Convenience translation into US dollar For the nine months ended September 30,	For the three months ended September 30,		Convenience translation into US dollar For the three months ended September 30,	For the year ended December 31,
	2012	2013	2013	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit for the period	418	186	53	124	52	15	531
Adjustments for:
Depreciation and amortization	579	513	145	190	171	48	765
Share based payment	4	7	2	1	1	-	7
Loss (gain) on sale of property, plant and equipment	-	2	1	(1)	1	-	2
Gain on sale of shares in an associate	-	-	-	-	-	-	(6)
Income tax expense	161	79	22	51	29	8	195
Financing expenses, net	217	216	61	64	92	26	259
Other expenses (income)	-	(3)	(1)	(1)	-	-	2
Changes in operating assets and liabilities:
Change in inventory	41	22	6	3	11	3	52
Change in trade receivables (including long-term amounts)	64	434	123	98	160	45	183
Change in other receivables (including long-term amounts)	(42)	(29)	(8)	-	19	6	6
Changes in trade payables, accrued expenses and provisions	(30)	(141)	(40)	59	(38)	(11)	(89)
Change in other liabilities (including long-term amounts)	(13)	(15)	(4)	(29)	(8)	(2)	(92)
Proceeds from (payments for) derivative hedging contracts, net	17	(10)	(3)	9	(4)	(1)	20
Income tax paid	(165)	(87)	(25)	(48)	(26)	(7)	(209)
Income tax received	15	6	2	-	-	-	15
Net cash from operating activities	1,266	1,180	334	520	460	130	1,641

Cash flows from investing activities
Acquisition of property, plant, and equipment	(376)	(228)	(64)	(92)	(57)	(16)	(457)
Acquisition of intangible assets	(82)	(64)	(18)	(30)	(16)	(4)	(97)
Change in current investments, net	(204)	(16)	(5)	468	(6)	(2)	(212)
Proceeds from (payments for) other derivative contracts, net	11	(7)	(2)	8	(2)	(1)	9
Proceeds from sale of property, plant and equipment	3	12	3	2	2	1	7
Interest received	24	24	7	16	5	1	35
Loan to equity accounted investee	-	-	-	1	-	-	-
Proceeds from sale of shares in a consolidated company	7	-	-	-	-	-	7
Dividend received	-	1	-	-	-	-	-
Net cash from (used in) investing activities	(617)	(278)	(79)	373	(74)	(21)	(708)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	For the nine months ended September 30,		Convenience translation into US dollar For the nine months ended September 30,	For the three months ended September 30,		Convenience translation into US dollar For the three months ended September 30,	For the year ended December 31,
	2012	2013	2013	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	(11)	(5)	(1)	(5)	(1)	-	(12)
Repayment of long term loans from banks	(9)	(6)	(2)	(5)	(6)	(2)	(16)
Repayment of debentures	(661)	(1,124)	(318)	(182)	(563)	(159)	(660)
Proceeds from issuance of debentures, net of issuance costs	992	-	-	-	-	-	992
Dividend paid	(391)	-	-	(130)	-	-	(391)
Interest paid	(350)	(354)	(100)	(168)	(174)	(49)	(352)

Net cash used in financing activities	(430)	(1,489)	(421)	(490)	(744)	(210)	(439)

Changes in cash and cash equivalents	219	(587)	(166)	403	(358)	(101)	494

Cash and cash equivalents as at the beginning of the period	920	1,414	400	736	1,185	335	920

Cash and cash equivalents as at the end of the period	1,139	827	234	1,139	827	234	1,414

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended September 30,			Year ended December 31,
			Convenience translation into US dollar
	2012 NIS millions	2013 NIS millions	2013 US$ millions	2012 NIS millions
Profit for the period	124	52	15	531
Taxes on income	51	29	8	195
Financing income	(66)	(36)	(10)	(181)
Financing expenses	130	128	36	440
Other expenses (income)	-	2	-	(4)
Depreciation and amortization	190	171	49	765
Share based payments	1	1	-	7
EBITDA	430	347	98	1,753

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended September 30,			Year ended December 31,
			Convenience translation into US dollar
	2012 NIS millions	2013 NIS millions	2013 US$ millions	2012 NIS millions
Cash flows from operating activities	520	460	130	1,641
Cash flows from investing activities	373	(74)	(21)	(708)
Short-term Investment in (sale of) tradable debentures and deposits (*)	(479)	3	1	197
Free cash flow	414	389	110	1,130

 (*) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators (unaudited)

NIS millions unless otherwise stated	Q1-2012	Q2-2012	Q3-2012	Q4-2012	Q1-2013	Q2-2013	Q3-2013	FY-2011	FY-2012

Cellcom service revenues	945	942	902	828	758	790	789	4,420	3,617
Netvision service revenues	258	258	276	260	254	246	251	365	1,052

Cellcom equipment revenues	382	297	285	310	256	213	205	1,712	1,274
Netvision equipment revenues	17	19	15	31	17	13	6	35	82

Consolidation adjustments	(17)	(18)	(30)	(22)	(27)	(26)	(27)	(26)	(87)
Total revenues	1,585	1,498	1,448	1,407	1,258	1,236	1,224	6,506	5,938

Cellcom EBITDA	410	399	355	306	251	271	286	2,084	1,470
Netvision EBITDA	65	75	75	68	63	68	61	83	283
Total EBITDA	475	474	430	374	314	339	347	2,167	1,753

Operating profit	275	282	239	189	139	169	173	1,422	985
Financing expenses, net	36	117	64	42	46	78	92	293	259
Profit for the period	173	121	124	113	67	67	52	825	531

Free cash flow	144	284	414	288	168	345	389	937	1,130

Cellular subscribers at the end of period (in 000's)	3,362	3,333	3,338	* 3,199	3,166	3,151	3,156	3,349	3,199
Monthly cellular ARPU (in NIS)	90.5	90.3	86.7	82.4	75.9	79.7	79.6	106	87.5
Average monthly cellular MOU (in minutes)	365	375	399	428	432	468	461	346	390
Churn rate for cellular subscribers (%)	6.3%	8.1%	8.6%	8.7%	9.4%	9.0%	8.9%	25.1%	31.5%

* After removal of approximately 138,000 data applications subscribers (M2M) from the Company's cellular subscriber base.

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2013

Aggregation of the information regarding the debenture series issued by the company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.09.2013					As of 12.11.2013		Interest Rate(fixed)	Principal Repayment Dates (3)		Interest Repayment Dates	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books(2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
B(4) **	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	740.081	893.320	34.764	928.084	994.966	740.081	893.320	5.30%	05.01.13	05.01.17	January 5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
D **	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	1,938.460	2,282.927	29.540	2,312.467	2,525.813	1,938.460	2,282.927	5.19%	01.07.13	01.07.17	July 1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E **	06/04/09 30/03/11* 18/08/11*	1,798.962	1,199.308	1,199.308	55.037	1,254.345	1,333.750	1,199.308	1,199.308	6.25%	05.01.12	05.01.17	January 5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F(4)(5) (6) **	20/03/12	714.802	714.802	739.680	8.110	747.790	848.899	714.802	739.680	4.60%	05.01.17	05.01.20	January 5 and July 5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
G(4)(5)(6)	20/03/12	285.198	285.198	285.198	4.751	289.949	330.003	285.198	285.198	6.99%	05.01.17	05.01.19	January 5 and July 5	Not linked	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
Total		6,147.139	4,877.849	5,400.433	132.202	5,532.635	6,033.432	4,877.849	5,400.433

Comments:
(1) In the reported period, the company fulfilled all terms of the debentures. The company also fulfilled all terms of the Indentures. Debentures F and G financial covenants  - as of September 30, 2013  the net leverage (net debt to EBITDA ratio- see definition in the Company's annual report for the year ended December 31, 2012 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Shelf prospectus") was 2.99. In the reported period, no cause for early repayment occurred. (2) Including interest accumulated in the books and excluding net balance of premium on debentures and deferred issuance expenses. (3) Annual payments, excluding series F and G debentures in which the payments are semi annual. (4) Regarding Debenture series B, F and G- the company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding Debenture series F and G - the company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2012 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service – Shelf prospectus"). (6) Regarding Debenture series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013.
(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**) Series B, D, E and F are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2013 (cont.)

Debentures Rating Details*

Series	Rating Company	Rating as of 30.09.2013(1)	Rating as of 12.11.2013	Rating assigned upon issuance of the Series	Recent date of rating as of 12.11.2013	Additional ratings between original issuance and the recent date of rating as of 12.11.2013 (2)
Rating
B	S&P Maalot	A+	A+	AA-	06/2013	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013	AA-, AA,AA-,A+ (2)
D	S&P Maalot	A+	A+	AA-	06/2013	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013	AA-, AA,AA-,A+ (2)
E	S&P Maalot	A+	A+	AA	06/2013	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013	AA,AA-,A+ (2)
F	S&P Maalot	A+	A+	AA	06/2013	5/2012, 11/2012, 6/2013	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	06/2013	5/2012, 11/2012, 6/2013	AA,AA-,A+ (2)

(1)	In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”.

(2)
In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated June 20, 2013.

*
A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2013

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	757,299	292,693	-	-	-	284,134
Second year	757,299	292,693	-	-	-	226,301
Third year	757,299	292,693	-	-	-	168,469
Fourth year	829,020	349,382	-	-	-	107,006
Fifth year and on	645,485	226,757	-	-	-	58,407
Total	3,746,402	1,454,216	-	-	-	844,317

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS) – None

c.	Credit from banks in Israel based on the Company's "solo" financial data (in thousand NIS) - None
d.	Credit from banks abroad based on the Company's "solo" financial data (in thousand NIS) - None
e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	757,299	292,693	-	-	-	284,134
Second year	757,299	292,693	-	-	-	226,301
Third year	757,299	292,693	-	-	-	168,469
Fourth year	829,020	349,382	-	-	-	107,006
Fifth year and on	645,485	226,757	-	-	-	58,407
Total	3,746,402	1,454,216	-	-	-	844,317

f.	Out of the balance sheet Credit exposure based on the Company's "solo" financial data - None
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS).

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2013 (cont.)

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	7,380	-	-	-	725
Second year	-	5,000	-	-	-	300
Third year	-	-	-	-	-	-
Fourth year	-	-	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	12,380	-	-	-	1,025

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	12	-	-	-	3
Second year	-	12	-	-	-	2
Third year	-	12	-	-	-	1
Fourth year	-	12	-	-	-	1
Fifth year and on	-	-	-	-	-	-
Total	-	46	-	-	-	7

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	36,763	7,123	-	-	-	10,611
Second year	36,763	7,123	-	-	-	8,247
Third year	36,763	7,123	-	-	-	5,884
Fourth year	39,010	7,473	-	-	-	3,456
Fifth year and on	20,227	1,402	-	-	-	1,481
Total	169,526	30,243	-	-	-	29,679

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2013 (cont.)

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None

Item 2
Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at September 30, 2013 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Financial Statements as at September 30, 2013

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			into US dollar
			(Note 2D)
	September 30,	September 30,	September 30,	December 31,
	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	1,139	827	234	1,414
Current investments, including derivatives	493	511	145	493
Trade receivables	1,912	1,790	506	1,856
Other receivables	87	76	21	67
Inventory	125	89	25	112

Total current assets	3,756	3,293	931	3,942

Trade and other receivables	1,291	904	256	1,219
Property, plant and equipment, net	2,084	1,907	539	2,077
Intangible assets, net	1,552	1,418	401	1,515
Deferred tax assets	60	25	7	34

Total non- current assets	4,987	4,254	1,203	4,845

Total assets	8,743	7,547	2,134	8,787

Liabilities
Current maturities of debentures and long term loans and short term credit	1,142	1,101	311	1,129
Trade payables and accrued expenses	859	608	172	827
Current tax liabilities	114	69	20	87
Provisions	169	181	51	175
Other payables, including derivatives	424	361	102	492

Total current liabilities	2,708	2,320	656	2,710

Long-term loans from banks	10	5	2	10
Debentures	5,399	4,337	1,226	5,368
Provisions	21	21	6	21
Other long-term liabilities	35	12	3	21
Liability for employee rights upon retirement, net	13	16	5	12
Deferred tax liabilities	157	146	41	145

Total non- current liabilities	5,635	4,537	1,283	5,577

Total liabilities	8,343	6,857	1,939	8,287

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	3	(15)	(4)	(12)
Retained earnings	395	701	198	509

Non-controlling interests	1	3	1	2

Total equity	400	690	195	500

Total liabilities and equity	8,743	7,547	2,134	8,787

Date of approval of the condensed consolidated financial statements: November 12, 2013.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2012	2013	2013	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	4,531	3,718	1,051	1,448	1,224	346	5,938
Cost of revenues	(2,590)	(2,278)	(644)	(853)	(745)	(211)	(3,463)

Gross profit	1,941	1,440	407	595	479	135	2,475

Selling and marketing expenses	(671)	(522)	(148)	(215)	(166)	(47)	(865)
General and administrative expenses	(474)	(438)	(124)	(141)	(138)	(39)	(629)
Other income (expenses), net	-	1	-	-	(2)	-	4

Operating profit	796	481	135	239	173	49	985

Financing income	149	118	33	66	36	10	181
Financing expenses	(366)	(334)	(94)	(130)	(128)	(36)	(440)
Financing expenses, net	(217)	(216)	(61)	(64)	(92)	(26)	(259)

Profit before taxes on income	579	265	75	175	81	23	726

Taxes on income	(161)	(79)	(22)	(51)	(29)	(8)	(195)
Profit for the period	418	186	53	124	52	15	531
Attributable to:
Owners of the Company	418	185	53	124	52	15	530
Non-controlling interests	-	1	-	-	-	-	1
Profit for the period	418	186	53	124	52	15	531

Earnings per share
Basic earnings per share (in NIS)	4.20	1.87	0.53	1.25	0.53	0.15	5.34

Diluted earnings per share (in NIS)	4.20	1.85	0.52	1.25	0.52	0.15	5.33

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		(Note 2D)	For the three months ended September 30,		(Note 2D)
			For the nine months ended September 30,			For the three months ended September 30,	For the year ended December 31,
	2012	2013	2013	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	418	186	53	124	52	15	531
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss	(12)	10	3	(6)	5	1	(18)
Changes in fair value of cash flow hedges	7	(13)	(4)	(1)	(3)	(1)	(7)
Tax on other comprehensive income items that were or will be transferred to profit or loss in subsequent periods	1	-	-	2	(1)	-	6
Total other comprehensive income (loss) for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	(4)	(3)	(1)	(5)	1	-	(19)
Other comprehensive income items that will not be transferred to profit or loss
Actuarial losses on defined benefit plans	-	-	-	-	-	-	(1)
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	-	-	-	(1)
Total other comprehensive income (loss) for the period, net of tax	(4)	(3)	(1)	(5)	1	-	(20)
Total comprehensive income for the period	414	183	52	119	53	15	511
Total comprehensive income attributable to:
Owners of the Company	414	182	52	119	53	15	510
Non-controlling interests	-	1	-	-	-	-	1
Total comprehensive income for the period	414	183	52	119	53	15	511

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total

	NIS millions						US$ millions
For the nine months ended September 30, 2013 (Unaudited)

Balance as of January 1, 2013 (Audited)	1	(12)	509	498	2	500	141

Comprehensive income for the period
Profit for the period	-	-	185	185	1	186	53
Other comprehensive loss for the period, net of tax
Net changes in fair value of cash flow hedges	-	(3)	-	(3)	-	(3)	(1)
Transactions with owners, recognized directly in equity
Share based payments	-	-	7	7	-	7	2
Balance as of September 30, 2013 (Unaudited)	1	(15)	701	687	3	690	195

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total

	NIS millions						US$ millions
For the nine months ended September 30, 2012 (Unaudited)

Balance as of January 1, 2012
(Audited)	1	7	175	183	4	187	53
Comprehensive income for the period
Profit for the period	-	-	418	418	-	418	118
Other comprehensive loss for the period, net of tax
Net changes in fair value of cash flow hedges	-	(4)	-	(4)	-	(4)	(1)
Transactions with owners, recognized directly in equity
Share based payments	-	-	4	4	-	4	1
Dividend paid in cash	-	-	(202)	(202)	-	(202)	(57)
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(3)	(3)	(1)
Balance as of September 30, 2012	1	3	395	399	1	400	113
(Unaudited)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended September 30, 2013 (Unaudited)

Balance as of July 1, 2013
(Unaudited)	1	(16)	648	633	3	636	180
Comprehensive income for the period
Profit for the period	-	-	52	52	-	52	15
Other comprehensive income for the period, net of tax
Net changes in fair value of cash flow hedges	-	1	-	1	-	1	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-
Balance as of September 30, 2013	1	(15)	701	687	3	690	195
(Unaudited)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total

	NIS millions						US$ millions
For the three months ended September 30, 2012 (Unaudited)

Balance as of July 1, 2012
(Unaudited)	1	8	270	279	1	280	79
Comprehensive income for the period
Profit for the period	-	-	124	124	-	124	35
Other comprehensive loss for the period, net of tax
Net changes in fair value of cash flow hedges	-	(5)	-	(5)	-	(5)	(1)
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-

Balance as of September 30, 2012	1	3	395	399	1	400	113
(Unaudited)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the year ended December 31, 2012 (Audited)

Balance as of January 1, 2012
(Audited)	1	7	175	183	4	187	53
Comprehensive income for the year
Profit for the year	-	-	530	530	1	531	150
Other comprehensive loss for the year, net of tax
Net changes in fair value of cash flow hedges	-	(19)	-	(19)	-	(19)	(6)
Actuarial losses on defined benefit plan	-	-	(1)	(1)	-	(1)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	7	7	-	7	2
Dividend paid in cash	-	-	(202)	(202)	-	(202)	(57)
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(3)	(3)	(1)
Balance as of December 31, 2012 (Audited)	1	(12)	509	498	2	500	141

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,

	2012	2013	2013	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	418	186	53	124	52	15	531
Adjustments for:
Depreciation and amortization	579	513	145	190	171	48	765
Share based payment	4	7	2	1	1	-	7
Loss (gain) on sale of property, plant and equipment	-	2	1	(1)	1	-	2
Gain on sale of shares in an associate	-	-	-	-	-	-	(6)
Income tax expense	161	79	22	51	29	8	195
Financing expenses, net	217	216	61	64	92	26	259
Other expenses (income)	-	(3)	(1)	(1)	-	-	2
Changes in operating assets and liabilities:
Change in inventory	41	22	6	3	11	3	52
Change in trade receivables (including long-term amounts)	64	434	123	98	160	45	183
Change in other receivables (including long-term amounts)	(42)	(29)	(8)	-	19	6	6
Changes in trade payables, accrued expenses and provisions	(30)	(141)	(40)	59	(38)	(11)	(89)
Change in other liabilities (including long-term amounts)	(13)	(15)	(4)	(29)	(8)	(2)	(92)
Proceeds from (payments for) derivative hedging contracts, net	17	(10)	(3)	9	(4)	(1)	20
Income tax paid	(165)	(87)	(25)	(48)	(26)	(7)	(209)
Income tax received	15	6	2	-	-	-	15
Net cash from operating activities	1,266	1,180	334	520	460	130	1,641

Cash flows from investing activities
Acquisition of property, plant, and equipment	(376)	(228)	(64)	(92)	(57)	(16)	(457)
Acquisition of intangible assets	(82)	(64)	(18)	(30)	(16)	(4)	(97)
Change in current investments, net	(204)	(16)	(5)	468	(6)	(2)	(212)
Proceeds from (payments for) other derivative contracts, net	11	(7)	(2)	8	(2)	(1)	9
Proceeds from sale of property, plant and equipment	3	12	3	2	2	1	7
Interest received	24	24	7	16	5	1	35
Loan to equity accounted investee	-	-	-	1	-	-	-
Proceeds from sale of shares in a consolidated company	7	-	-	-	-	-	7
Dividend received	-	1	-	-	-	-	-
Net cash from (used in) investing activities	(617)	(278)	(79)	373	(74)	(21)	(708)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries
Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,

	2012	2013	2013	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(11)	(5)	(1)	(5)	(1)	-	(12)
Repayment of long term loans from banks	(9)	(6)	(2)	(5)	(6)	(2)	(16)
Repayment of debentures	(661)	(1,124)	(318)	(182)	(563)	(159)	(660)
Proceeds from issuance of debentures, net of issuance costs	992	-	-	-	-	-	992
Dividend paid	(391)	-	-	(130)	-	-	(391)
Interest paid	(350)	(354)	(100)	(168)	(174)	(49)	(352)

Net cash used in financing activities	(430)	(1,489)	(421)	(490)	(744)	(210)	(439)

Changes in cash and cash equivalents	219	(587)	(166)	403	(358)	(101)	494

Cash and cash equivalents as at the beginning of the period	920	1,414	400	736	1,185	335	920

Cash and cash equivalents as at the end of the period	1,139	827	234	1,139	827	234	1,414

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at September 30, 2013, comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet connectivity services (ISP) and international calls services. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"). The Company's ultimate parent company is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2012 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 12, 2013.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, financial instruments that are measured at fair value through OCI, inventory that is measured at the lower of cost or net realizable value, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

The value of non monetary assets and equity items that were measured on the basis of historical cost were adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the nine and three month periods ended September 30, 2013, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2013 (NIS 3.537 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group's financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares the estimates on the basis of past experience, various facts, external circumstances and reasonable assumptions according to the pertinent circumstances of each estimate.

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of September 30, 2013	3.537	223.80
As of September 30, 2012	3.912	220.84
As of December 31, 2012	3.733	219.39

Increase (decrease) during the period:

Nine months ended September 30, 2013	(5.3%)	2.0%
Nine months ended September 30, 2012	2.4%	2.1%
Three months ended September 30, 2013	(2.2%)	1.3%
Three months ended September 30, 2012	(0.3%)	0.9%
Year ended December 31, 2012	(2.3%)	1.4%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the changes made in the accounting policies used in the condensed consolidated interim financial statement and their effect:

Application of new standards for the first time

As from January 1, 2013, the Group applies the new standards and amendments detailed below:

a.	IFRS 10, Consolidated Financial Statements

IFRS 10 introduces a new control model for determining whether an investee should be consolidated, which is to be implemented with respect to all investees.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

According to IFRS 10, de facto circumstances are to be considered when assessing control, which means that the existence of effective control over an investee will require consolidation. In addition, when assessing the existence of control, all substantive potential voting rights will be taken into account, and not only potential voting rights that are currently exercisable.

Application of the standard did not have a material effect on the financial statements.

b.	IFRS 13, Fair Value Measurement

IFRS 13 replaces the fair value measurement guidance that currently appears in various IFRSs. For this purpose, it defines fair value and provides measurement and disclosure guidance. Nevertheless, IFRS 13 does not introduce new fair value measurement requirements, but explains how to measure fair value when such measurement is required by other IFRSs. IFRS 13 is applied when fair value measurements or disclosures are required or permitted by other IFRSs. When measuring the fair value of a liability, the effect of the entity’s own credit risk must be taken into account.

IFRS 13 is applicable prospectively for annual periods beginning on January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

Application of the standard did not have a material effect on the financial statements. Similarly on publication of the standard the disclosure requirements regarding fair value of financial instruments in interim financial statements were expanded. The standard’s requirements were included in these financial statements as part of Note 8, regarding financial instruments.

c.	Amendment to IAS 19, Employee Benefits

The amendment to IAS 19 introduces a number of changes to the accounting treatment of employee benefits, including the recognition of all actuarial gains and losses immediately through other comprehensive income. Furthermore, the interest that is recognized in profit or loss will be calculated on the balance of the net defined benefit liability (asset), according to the discount rate that is used to measure the liability. In addition, employee benefits will be classified as short or long term depending on when the entity expects the benefits to be wholly settled.

Application of the amendment did not have a material effect on the financial statements.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellcom - the segment includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

—	Netvision - the segment includes Netvision Ltd. and its subsidiaries.

The accounting policies of the reportable segments are the same as described in the Group's annual financial statements in Note 3 regarding significant accounting policies.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

	Nine-month period ended September 30, 2013
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	2,973	745	-	3,718
Inter-segment revenues	38	42	(80)	-

EBITDA*	808	192	-	1,000

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(378)	(78)	(57)	(513)
Taxes on income	(66)	(28)	15	(79)
Financing income				118
Financing expenses				(334)
Other income				1
Share based payments				(7)

Profit for the period	142	86	(42)	186

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

	Nine-month period ended September 30, 2012
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	3,735	796	-	4,531
Inter-segment revenues	18	47	(65)	-

EBITDA*	1,164	215	-	1,379

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(420)	(79)	(80)	(579)
Taxes on income	(152)	(29)	20	(161)
Financing income				149
Financing expenses				(366)
Share based payments				(4)

Profit for the period	375	103	(60)	418

	Three-month period ended September 30, 2013
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	982	242	-	1,224
Inter-segment revenues	12	15	(27)	-

EBITDA*	286	61	-	347

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(126)	(26)	(19)	(171)
Taxes on income	(28)	(6)	5	(29)
Financing income				36
Financing expenses				(128)
Other expenses				(2)
Share based payments				(1)

Profit for the period	40	26	(14)	52

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

	Three-month period ended September 30, 2012
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	1,180	268	-	1,448
Inter-segment revenues	7	23	(30)	-

EBITDA*	355	75	-	430

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(136)	(28)	(26)	(190)
Taxes on income	(48)	(9)	6	(51)
Financing income				66
Financing expenses				(130)
Share based payments				(1)
Profit for the period	109	35	(20)	124

	Year ended December 31, 2012
	NIS millions
	(Audited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	4,861	1,077	-	5,938
Inter-segment revenues	30	57	(87)	-

EBITDA*	1,470	283	-	1,753

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(554)	(107)	(104)	(765)
Taxes on income	(190)	(31)	26	(195)
Financing income				181
Financing expenses				(440)
Other income				4
Share based payments				(7)

Profit for the year	464	145	(78)	531

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

*
EBITDA as reviewed by the CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 5 - Share-based payments

In March 2013, the Company's board of directors resolved to grant 75,000 options to a certain senior employee, at an exercise price of US$ 7.58 per share. The options granted will be vested in 2 equal installments on each of the first and second anniversary of the date of the board's decision. The options of the first installment may be exercised within 24 months from their vesting and the second installment may be exercised within 18 month from their vesting. The fair value of share options granted was calculated at an average of US$ 1.51 per option. The assumptions upon which the fair value has been calculated: risk free interest rate - 0.23%, expected weighted average life - two years, expected volatility - 40.95% and share price at grant date - US$ 7.20. The terms of share-based payments include a dividend adjustment mechanism.

Note 6 - Debentures

In connection with the issuance of Series F and G debentures (the "Debentures"), the Group has undertaken to comply with certain financial and other covenants, including an obligation to pay additional interest of 0.25% for two-notch downgrade in the Debentures' rating and additional interest of 0.25% for each additional one-notch downgrade and up to a maximum addition of 1%, in comparison to the rating given to the debentures prior to their issuance. For additional details see Note 16 to the annual financial statements.

In June 2013, the Company's rating was updated from an "ilAA-/negative" to an “ilA+/stable” rating, in relation to the Company's debentures traded on the Tel Aviv Stock Exchange.

Following this update of rating and since this was the second downgrade in the Debentures' rating since their issuance, the annual interest rate that the Company shall pay for its Series F and G debentures has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013.

Note 7 - Shareholders' Equity

On November 12, 2013, after the end of the reporting period, the Company’s Board of Directors declared a cash dividend in the amount of NIS 0.85 per share, totaling approximately NIS 85 million, to be paid on December 12, 2013, to the shareholders of the Company of record at the end of the trading day in the NYSE on November 27, 2013.

Note 8 - Financial Instruments

Fair value

(1)	Fair value as compared to book value

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, derivatives, short-term credit and loans and trade and other payables, are equal or approximate to their fair value.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Financial Instruments (cont'd)

The fair values of the remaining financial assets and liabilities and their book values as presented in the statement of financial position are as follows:

	September 30, 2013
	Book value	Fair value
	NIS millions
Debentures including current maturities and accrued interest	(5,563)	(6,031)

(2)	Fair value hierarchy

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.
Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3: inputs that are not based on observable market data (unobservable inputs).

	September 30, 2013
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	507	-	-	507
Long-term receivables	-	46	-	46
Derivatives	-	4	-	4
Total assets	507	50	-	557
Financial liabilities at fair value through profit or loss
Derivatives	-	(35)	-	(35)
Total liabilities	-	(35)	-	(35)

There have been no transfers during the period between Levels 1 and 2.

(3)	Valuation methods to determine fair value

US$/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the forward price in the contract and the current forward price for the residual period until redemption, using appropriate interest curves used for derivative pricing.

CPI/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the transaction price and the future expected CPI, using appropriate NIS yield curve based on government and short-term bonds.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Income Tax

In July 2013, the Israeli parliament passed the Law for Changes in National Priorities (Legislative amendments for Achieving Budget Objectives in the Years 2013 and 2014) - 2013. As part of the legislation, corporate tax rate was increased to 26.5% as from January 1, 2014 (corporate tax rate for 2013 is 25%).

The deferred tax balances as at September 30, 2013, were calculated according to the new tax rates specified in the aforesaid Law at the tax rate expected to be applied on the date of reversal. The effect of the change on the financial statements as at September 30, 2013, reflected in a one-time deferred tax expense, net, in the amount of approximately NIS 7 million, as a result of an increase in deferred tax liabilities and in deferred tax assets in the amount of NIS 8 million and NIS 1 million, respectively.

Note 10 - Commitments

In May 2013, the Company entered an additional agreement with Apple Distribution International, for the purchase and distribution of iPhone products in Israel, following the lapse of the previous agreement term for the purchase and distribution of iPhone products in Israel, in the agreement executed in 2009. Under the terms of the new agreement, the Company has committed to purchase a minimum quantity of iPhone products over a period of three years, which is expected to represent a significant portion of the Company's expected cellular phones purchase amount over that period. The total amount of the purchases will depend on the iPhone products purchase price at the time of purchase.

Note 11 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements in respect of all lawsuits against the Group amounts to approximately NIS 61 million.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the Group's annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, nine purported class actions for a total sum of approximately NIS 477 million (four of which were included in Note 29(1) to the annual financial statements), were filed against the Group. At this early stage it is not possible to assess the chances of success of three of the purported class actions, totaling approximately NIS 128 million. An additional purported class action for approximately NIS 19 million, has been filed against the Group and other defendants, in which the plaintiffs have not specified the amount claimed from the Group.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Contingent Liabilities (cont'd)

After the end of the reporting period, a purported class action has been filed against the Group for a total sum of approximately NIS 6 million. At this early stage it is not possible to assess its chances of success.

In November 2013, after the end of the reporting period, the District Court of Central Region approved a request to certify a lawsuit filed against the Company in September 2011 as a class action, relating to an allegation that the Company breached the agreements with its subscribers by failing to provide them with the full rebates they are entitled to in accordance with their agreements. The total amount claimed was estimated by the plaintiff to be approximately NIS 15 million. The Company is examining the new matters and arguments rising from the Court's decision and at this stage is unable to estimate the chances of success of the class action lawsuit.

During the reporting period, twelve purported class actions for a total sum of approximately NIS 5,401 million and additional sums, that were estimated per customer as detailed hereunder regarding a class action that was dismissed in July 2013, were dismissed (two of which, for the total sum of approximately NIS 186 million were reported as dismissed in Note 29(1) to the annual financial statements). In addition, two purported class actions against the Group, in which the plaintiffs have not specified the amount claimed, were dismissed. For additional details of purported class actions in an amount estimated by the plaintiffs to be over NIS 1 billion see below.

In May 2013, the Israeli Supreme Court approved a settlement agreement in relation to (1) a lawsuit approved as a class action in November 2010 (in December 2010, the defendants filed a motion to appeal to the Israeli supreme Court) against Netvision, a wholly owned subsidiary of the Company, and two other long distance operators, for a total claimed amount estimated by the plaintiffs to be approximately NIS 2.2 billion, of which approximately NIS 818 million was attributed to Netvision, and (2) a similar purported class action filed against the same defendants in February 2012, for an amount estimated by the plaintiffs to be approximately NIS 2.7 billion claimed from Netvision (and from each of the other defendants). The plaintiffs in both the class action and the purported class action alleged that the defendants misled the purchasers of certain long distance prepaid calling cards, between the years 2004-2008, as to the amount of certain bonus minutes included in those cards and to a reduction of certain minutes under certain circumstances.
Under the settlement agreement, Netvision and another defendant will provide certain long distance prepaid calling cards, free of charge, for an aggregate amount which is not material to the Group, and will further provide certain information in relation to the usage of the cards. The third defendant is not a party to the settlement agreement.
For additional details see Note 29(1) to the annual financial statements.

In July 2013, a purported class action filed against the Company in December 2010, regarding a network malfunction that occurred on December 1, 2010, was dismissed without prejudice, at the plaintiffs' request. The purported class action was filed by plaintiffs alleging to be the Company's subscribers, claiming compensation for damages (including mental anguish), in connection with allegations that the Company misled its subscribers in violation of its license and agreements with its subscribers, failed to provide service to its subscribers during the malfunction. Had the lawsuit been certified as a class action, the estimated claimed amount was approximately NIS 350 per customer in a private calling plan and NIS 700 per customer in a business calling plan and approximately NIS 1.183 billion for non monetary damages as well as the relative portion of the monthly payment relating to the hours of the malfunction. For additional details see Note 29(1) to the annual financial statements.

After the end of the reporting period, three purported class actions against the Group in a total amount estimated by the plaintiffs to be approximately NIS 189 million, were dismissed.

During the reporting period, in relation to three purported class actions in a total amount estimated by the plaintiffs to be approximately NIS 220 million, requests for withdrawal or settlement agreements were filed with the court by the plaintiffs but the procedure is still pending.

After the end of the reporting period, in relation to a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 1 million, a request for withdrawal was filed with the court by the plaintiffs but the procedure is still pending.

Cellcom Israel Ltd. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Contingent Liabilities (cont'd)

Other claims

During the reporting period, a lawsuit has been filed against the Company and two other cellular operators, for an alleged patent infringement in iPhone handsets, for non-monetary remedies.

During the reporting period, a lawsuit has been filed against the Company, for an alleged infringement of copyrights in musical creations belonging to third party for a total sum estimated by the plaintiffs to be approximately NIS 51 million. At this early stage it is not possible to assess its chances of success.

Note 12 - Organization of Employees

In September 2013, the Company, after verifying that the minimum number of employees required by law for the recognition of a representing labor union joined the Histadrut, an Israeli labor union, has recognized the Histadrut as the Company's and Netvision's employees representing labor union and has commenced negotiations regarding a collective employment agreement with the employees' representatives.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 12, 2013	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel